SECURITI 03011492 MISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 3 2003
503

OMB APPROVAL

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-51519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CPFG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Independence Cir #101
(No. and Street)

Chico (City) CA (State) 95973 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce D. Johnson, President (530) 892-1284
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matson & Isom
(Name — *if individual, state last, first, middle name*)

PO Box 1638 (Address) Chico (City) CA (State) 95927 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPFG Securities, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

State of California
County of Butte
Subscribed & sworn to
before me by Bruce D. Johnson
on February 27, 2003

[signature]
Notary Public

[signature]
Signature

President
Title

DIANA M. LOGSDON
COMM. # 1226338
NOTARY PUBLIC-CALIFORNIA
COUNTY OF BUTTE
Comm. Expires July 2.2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

matson and isom

Founded in 1962 by Robert M. Matson and W. Howard Isom

Chico
3013 Ceres Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
CPFG Securities, Inc.
Chico, CA 95973

In planning and performing our audit of the financial statements and supplemental schedules of CPFG Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by SEC Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by SEC Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Matson and Isom

January 20, 2003

Certified Public Accountants

matson and isom

Founded in 1962 by Robert M. Matson and W. Howard Isom

Chico
3013 Ceres Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

January 20, 2003

Mr. Brad Brunner
CPFG Securities, Inc.
55 Independence Circle
Chico, CA 95973

Dear Brad:

Subject: Material Audit Adjustments

The material audit adjustments needed to reconcile the CPFG Securities, Inc., originally filed Focus Report, Part IIA, to the CPFG Securities, Inc., audited financial statements as of December 31, 2002, and for year then ended are as follows:

		Debit	Credit
1.	Dividends paid	$21,000	
	Notes receivable – Capital Partners Funding Group		$21,000

This entry was posted to properly record a payment to the parent and sole shareholder of CPFG Securities, Inc. as a dividend.

		Debit	Credit
2.	Prepaid expenses	$16,469	
	License and fee expenses		$16,469

This entry was posted to properly record a payment to the NASD for 2003 licenses and fees as a prepaid expense as of December 31, 2002.

As noted above, the adjustment described in this letter is limited to material adjustments made as the result of our audit. Other adjustments were made at the request of the management of CPFG Securities, Inc., that we do not consider to be material to the financial statements taken as a whole. Please refer to the CPFG Securities, Inc., audited financial statements, and Independent Auditors' Report dated January 20, 2003, for descriptions of the services we have provided to CPFG Securities, Inc., and the various accounts referenced above.

If you should have any questions, please feel free to contact Bryan Alvistur or myself at (530) 891-6474.

Very truly yours,

MATSON AND ISOM

BRYCE E. GIBBS, CPA
bgibbs@matson-isom.com

CPFG SECURITIES, INC.

Chico, California

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION WITH
INDEPENDENT AUDITORS' REPORT**

December 31, 2002 and 2001

Matson and Isom

TABLE OF CONTENTS

December 31, 2002 and 2001

CPFG Securities, Inc.

matson and isom

Founded in 1962 by Robert M. Matson and W. Howard Isom

Chico
3013 Ceres Avenue
P.O. Box 1638
Chico, CA 95927-1638
Phone (530) 891-6474
Fax (530) 893-6689

Redding
1255 East Street, Suite 202
P.O. Box 991891
Redding, CA 96099-1891
Phone (530) 244-4980
Fax (530) 244-4983

www.matson-isom.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CPFG Securities, Inc.
Chico, California

We have audited the accompanying statements of financial condition of CPFG Securities, Inc., as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to SEC Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPFG Securities, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of CPFG Securities, Inc. taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by SEC Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Matson and Isom

January 20, 2003

December 31	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 7,820	$ 22,734
Notes receivable	5,910	4,455
Accounts receivable	-	100,000
Prepaid expenses	22,012	2,415
Current deferred tax asset	-	572
Total Current Assets	35,742	130,176
OTHER ASSETS		
Non current deferred tax assets	-	582
Deposits	3,541	3,541
Total Other Assets	3,541	4,123
Total Assets	$ 39,283	$ 134,299
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Income taxes payable	$ -	$ 14,922
Total Liabilities	-	14,922
STOCKHOLDER'S EQUITY		
Capital stock, $.01 par value, 1000 authorized; 300 shares issued and outstanding	3	3
Paid-in capital	93,934	93,934
Retained earnings (deficit)	(54,654)	25,440
Total Stockholder's Equity	39,283	119,377
Total Liabilities and Stockholder's Equity	$ 39,283	$ 134,299

The accompanying notes are an integral part of these financial statements.

Years Ended December 31	2002	2001
REVENUES		
Fees	$ 50,000	$ 150,000
EXPENSES		
Employee compensation and benefits	31,525	31,796
Dues and memberships	2,822	3,443
Office expenses	4,147	3,400
Professional fees	10,105	12,181
Rents	13,452	12,779
Travel and promotion	12,033	3,389
License and registration fees	30,090	11,298
Insurance	6,451	3,461
Total Expenses	110,625	81,747
Operating Income (Loss)	(60,625)	68,253
OTHER INCOME		
Interest income	2,331	1,160
Income (Loss) Before Income Taxes	(58,294)	69,413
PROVISION FOR INCOME TAXES	800	14,368
Net Income (Loss)	$ (59,094)	$ 55,045

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Capital Stock				
Years Ended December 31, 2002 and 2001	**Common Shares**	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Deficit)**	**Total**
Balance at December 31, 2000	300	$ 3	$ 93,934	$ (29,605)	$ 64,332
Net income	-	-	-	55,045	55,045
Balance at December 31, 2001	300	3	93,934	25,440	119,377
Net loss	-	-	-	(59,094)	(59,094)
Dividends paid	-	-	-	(21,000)	(21,000)
Balance at December 31, 2002	300	$ 3	$ 93,934	$ (54,654)	$ 39,283

The accompanying notes are an integral part of these financial statements.

Year Ended December 31	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (59,094)	$ 55,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Accounts receivable	100,000	-
Prepaid expenses	(19,597)	(1,339)
Income taxes payable	(14,922)	(36,558)
Deferred income taxes	1,154	(2,879)
Net Cash Provided by Operating Activities	7,541	14,269
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(69,500)	(90,000)
Collections on notes receivable	68,045	85,545
Net Cash Used by Investing Activities	(1,455)	(4,455)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(21,000)	-
Net Cash Used by Financing Activities	(21,000)	-
Net Increase in Cash	(14,914)	9,814
Cash at Beginning of Year	22,734	12,920
Cash at End of Year	$ 7,820	$ 22,734
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash Paid for Income Taxes	$ 1,600	$ 52,705

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization CPFG Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Delaware corporation that is a wholly-owned subsidiary of Capital Partners Funding Group. The Company is engaged in a single line of business as a securities broker-dealer in variable universal life insurance policies.

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments, such as money market accounts, with maturities of 90 days or less when acquired. Cash is deposited in bank accounts insured by the Federal Depository Insurance Corporation. It is customary for balances to temporarily exceed the insurance limits.

Allowance for Doubtful Accounts Management has determined accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax benefits are reduced by a valuation allowance for any benefits that, in the opinion of management, are not likely to be realized.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the fees from one company comprised 100% of revenues in 2002 and 2001, respectively, and 100% of the outstanding accounts receivable balance as of December 31, 2001.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirement (Regulation 1.17), which requires that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2002, the Company had net capital of $7,820 that was $2,820 in excess of its required net capital of $5,000. Since the Company had no liabilities as of December 31, 2002, the net capital ratio was not applicable.

4. INCOME TAX PROVISION

The provision for income taxes for the years ended December 31, 2002 and 2001, consists of:

	2002	2001
CURRENT		
Federal	$ -	$ 9,062
State	800	6,459
Total Current Income Tax Expense	800	15,521
Deferred income tax benefit	-	(1,153)
Total	$ 800	$ 14,368

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

For the year ended December 31, 2002, the Company has available net operating loss carryforwards totaling approximately $60,000 and $30,000 to offset future federal and California taxable income, respectively. The net operating loss carryforwards begin to expire in 2022 and 2007. Net deferred tax benefits totaling approximately $14,000 have been fully reserved by a valuation allowance. For the year ended December 31, 2001, the deferred tax accounts result from the amortization of start-up costs for tax purposes.

5. RELATED PARTY TRANSACTIONS

In March 2002 and January 2001, the Company loaned $69,500 and $90,000 respectively to Capital Partners Funding Group, its sole shareholder. During 2002 and 2001 the Company reduced the note receivable by $13,768 and $52,105 respectively as payment for the Company's share of income taxes on Capital Partners Funding Group's state and federal consolidated income tax returns. The Company also received cash principal payments of $54,277 and $33,440 respectively, bringing the ending note balance to $5,910 and $4,455 as of December 31, 2002 and 2001, respectively. The note is unsecured and payable in March 2003, with interest at 6.00% per annum.

Additionally, the Company has guaranteed a $1,000,000 note payable from Capital Partners Funding Group, its sole shareholder, to a third party. The agreement provides the third party security interest and right to offset any commissions, renewal commissions, overrides, bonuses and any other compensation due the Company from the third party or any Company affiliated with it. The debt is considered to be in default in the event that Capital Partners Funding Group fails to make timely payments in accordance with the note or terminates the Company's selling agreement with the debtor. As of December 31, 2002, Capital Partners Funding Group has made all payments required by the note agreement, and there have been no changes to the selling agreement between the Company and third party.

6. OPERATING LEASES

In December 2000 the Company leased two automobiles from an unrelated party under noncancelable operating leases that call for monthly payments of $616 and $503. The leases are due to expire in December of 2005 and February of 2004, respectively. The aggregate rent expense for the years ended December 31, 2002 and 2001, were $13,452 and $12,779, respectively. The future minimum lease payments as of December 31, 2002, are as follows:

Year Ending December 31	
2003	$ 13,427
2004	8,402
2005	6,776
Total Future Minimum Lease Payments	$ 28,605

SUPPLEMENTAL INFORMATION

SCHEDULE 1 *CPFG Securities, Inc.*

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

	Filed Focus Report Part IIA	Audit Adjustments	2002
NET CAPITAL			
Total stockholder's equity	$ 44,409	$ (5,126)	$ 39,283
Deduct stockholder's equity not allowable for net capital	-	-	-
Total Stockholder's Equity Qualified for Net Capital	44,409	(5,126)	39,283
Add:			
Other (deductions) or allowable credits:	-	-	-
Total Capital and Allowable Subordinated Borrowings	44,409	(5,126)	39,283
Deductions and/or charges:			
Nonallowable assets:			
Non-allowable receivable and other assets	(36,589)	5,126	(31,463)
Net Capital Before Haircuts on Securities Positions	7,820	-	7,820
Haircuts on securities	-	-	-
Net Capital	$ 7,820	$ -	$ 7,820
Items included on balance sheet:			
Income taxes payable	$ -	$ -	$ -
Total Aggregate Indebtedness	$ -	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required:			
Net Capital Total	$ 5,000	$ -	$ 5,000
Excess Net Capital	$ 2,820	$ -	$ 2,820
Ratio: Aggregate Indebtedness to Net Capital	-	-	-

CPFG Securities, Inc. has amended the December 31, 2002, Focus report to reflect the changes above due to the proposed audit adjustments.